UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM U-33-S

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

Filed Under Section 33(e) of the

Public Utility Holding Company Act of 1935, as amended

For the Fiscal Year Ended December 31, 2003

Filed pursuant to the Public Utility Holding Company Act of 1935 by

ONEOK, Inc.

P.O. Box 871

Tulsa, Oklahoma 74102-0871

The Commission is requested to mail copies of

all communications relating to this Annual Report to:

James C. Kneale

Senior Vice President, Treasurer, and Chief Financial Officer

ONEOK, Inc.

P.O. Box 871

Tulsa, Oklahoma 74102-0871

ONEOK, Inc. (“ONEOK”), an Oklahoma corporation, hereby files this Annual Report Concerning Foreign Utility Companies on Form U-33-S pursuant to Section 33(e) of the Public Utility Holding Company Act of 1935, as amended (the “Act”), and Rule 57(b) of the implementing regulations thereunder, on behalf of Compania Nacional de Gas, S.A. de C.V. (“CONAGAS”).

ONEOK distributes natural gas as a public utility in the State of Oklahoma through Oklahoma Natural Gas Company, a division of ONEOK, Inc., and in the State of Kansas through Kansas Gas Service Company, a division of ONEOK, Inc., and in the State of Texas as Texas Gas Service Company, a division of ONEOK, Inc. CONAGAS is a limited liability variable stock corporation (sociedad anonima de capital variable) organized under the laws of the United Mexican States. ONEOK acquired an equity interest in CONAGAS on January 1, 2003. CONAGAS is a “gas utility company,” and ONEOK is a domestic associate public utility company under the Act, exempt pursuant to Section 33(a) of the Act.

ITEM 1. NAME, BUSINESS ADDRESS, FACILITIES, AND OWNERSHIP

The name and business address of CONAGAS is:

Compania Nacional de Gas, S.A. de C.V.

Edificio Salart

Morelos 511 Sur

Piedras Negras, Coahuila

Mexico

CONAGAS provides natural gas distribution services at retail to approximately 23,000 residential, commercial, and industrial customers in Piedras Negras, Coahuila, Mexico, under a permit granted by Mexican authorities. Natural gas is received by CONAGAS via a new Rio Grande River crossing city gate import station that became operative in November 2003. CONAGAS’s distribution system was established in 1934.

CONAGAS has outstanding two classes of capital shares, par value one peso per share, which shares are the only classes of voting securities outstanding. ONEOK indirectly owns approximately 43% of the outstanding capital stock of CONAGAS through ONEOK Energy International, Inc. (“OEII”), and ONEOK International Investments, Inc. (“OIII”). OEII and OIII are two wholly owned subsidiaries of ONEOK that together own 100% of the capital stock of Energia Estrella Del Sur, S.A. de C.V., a Mexican subsidiary, which in turn owns 43% of the capital stock of CONAGAS. The majority of the remainder of the capital shares of CONAGAS currently are owned by members of the Cobo and Libson families.

ITEM 2. GUARANTEES OF FINANCIAL OBLIGATIONS

ONEOK currently is not subject to recourse for any debt or other financial obligation (through direct or indirect guaranties or otherwise) of CONAGAS.

ITEM 3. SERVICES OR SALES CONTRACTS

There currently are no service, sales or construction contracts between ONEOK and CONAGAS. However, there are agreements for management services and gas supply between ONEOK or its subsidiary companies and CONAGAS or its affiliated companies.

EXHIBIT A ORGANIZATIONAL CHART

ONEOK, INC.

ONEOK ENERGY INTERNATIONAL, INC. (“OEII”) (wholly-owned subsidiary of ONEOK)		ONEOK INTERNATIONAL INVESTMENTS, INC. (“OIII”) (wholly-owned subsidiary of ONEOK)

ENERGIA ESTRELLA DEL SUR S.A. DE C.V. (“EES”) (99% of stock owned by OEII; 1% of stock owned by OIII)

COMPANIA NACIONAL DE GAS, S.A. DE C.V (43% of stock owned by EES).

SIGNATURE

The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

ONEOK, INC.

		By:	/s/ Jim Kneale

James C. Kneale, Senior Vice President,

Treasurer, and Chief Financial Officer

(Senior Vice President, Treasurer, and

Chief Financial Officer, ONEOK Energy

International, Inc., and ONEOK

International Investments, Inc.)

Date:	April 28, 2004

3